Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

<u>*By Electronic Mail*</u>

August 20, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 20, 2019 The Nasdaq Stock Market (the "Exchange") received from Brookfield Property Partners L.P. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

> 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

